Exhibit 11.2

Policy on Insider-Trading

This Insider-Trading Policy (the “Policy”) supplements Bioceres Crop Solution Corp.’s (“Bioceres” or the “Company”) Code of Conduct and Ethics and applies to all officers, directors, employees, contractors, and third parties acting on behalf of Bioceres or its controlled companies.

Because Bioceres’ securities are publicly traded on a U.S. stock exchange, they are subject to U.S. laws and regulations, which include laws against insider trading with respect to Bioceres’ securities. Insider trading takes place when (1) someone’s relation to Bioceres gives him/her inside information, and (2) he or she uses that information to buy or sell Bioceres securities for personal gain. It is also illegal to tip someone, or share inside information with someone, as well as trade securities based on a tip. Insider trading and tipping are illegal and against the Company policy. It is also important to avoid anything that even looks like insider trading or tipping.

Policy Statement on Insider Trading. No officer, director or employee may buy or sell Bioceres securities, other than as allowed by this Policy. Insider trading is illegal, and the Company will not tolerate it. All officers, directors and employees have a duty to keep business information confidential (see Code of Ethics section 5.2) and not to insider trade, tip, or otherwise profit from confidential information. It is also a violation of Company policy to short sell Bioceres securities. Bioceres officers, directors and employees may not short sell Bioceres securities, and doing so may result in corporate disciplinary action or termination.

Limitations on Trading in Bioceres Securities. U.S. law and this Policy impose restrictions on trading in Bioceres securities by certain corporate insiders. The following six-month window and blackout period apply to

●Bioceres officers and directors,
●Bioceres’ investment advisers, and
●	beneficial owners of more than 10% of Bioceres securities. A beneficial owner is the person who enjoys the benefits of owning securities, whether by owning them directly or through someone else.

These restrictions do not apply if you buy or sell securities based on a Rule 10b5-1 plan (below).

Six-Month Window. To comply with the U.S. federal securities regulations and this Policy, the corporate insiders set forth above may not buy or sell Bioceres securities within a six-month window, except for the securities that may be granted under any stock incentive plans. If you buy Bioceres securities, you must wait six (6) months before selling them. Likewise, if you sell Bioceres securities, you must wait six months before buying more securities. The securities you buy do not have to be the same ones you sell: if you buy one group of securities, you must wait six months before selling that group or another group of securities. This waiting period prevents corporate insiders from making short-term profits at the Company’s expense.

If you violate this rule, then you have violated U.S. law and this Policy. As a result, you may face a lawsuit or government enforcement action, and will be subject to corporate disciplinary action and may be terminated. In addition, the Company can take the earnings you made on the trade. In taking these earnings, the Company can pair any purchase with any sale within the six-month window to maximize the amount it gets.

Blackout Period. Outside the six-month window, buying, selling, and shorting Bioceres securities remains restricted for the corporate insiders above, from seven days before the last calendar day of each quarter until the financial statements are publicly disclosed.

If you wish to trade Bioceres securities within the six-month window or blackout period, you must first get permission from the Company’s Chief Financial Officer or Legal Department. If you are given permission, you must buy or sell the securities within 72 hours of getting permission.

Trading Permission for Officers and Directors. Whether or not the six-month window or blackout period applies, if you are a Bioceres officer or director and want to buy or sell Company securities, you must first get permission from the Company’s Chief Financial Officer or Legal Department. This includes securities granted under any stock incentive plans. If you are given permission, you must buy or sell the securities within 72 hours of getting permission. Permission is not needed to buy or sell securities based on a Rule 10b5-1 plan (see below).

Rule 10b5-1 Plans. Officers, directors, and those who hold many Bioceres securities and possess inside information are encouraged to hold their securities under a Rule 10b5-1 plan. A Rule 10b5-1 plan is a plan for buying and selling Company securities. The plan must be written and either (1) state the method of deciding when securities will be bought and sold, or (2) give someone else full control over trading decisions. If you have any questions about such a plan, please contact the Legal Department.

This Q&A section answers common questions about the Company’s Insider-Trading Policy.

Who is an insider? U.S. law recognizes two types of insiders. First are “corporate insiders.” They are people who owe loyalty and confidence to the company because they are connected to the company, including officers, directors and employees. These people have a duty not to disclose confidential corporate information. Second are those outside the company, or “outsiders,” who owe loyalty and confidence to a corporate insider. Outsiders include an employee’s family members and close friends. Insiders cannot buy or sell Bioceres securities based on inside information they learn by being insiders, or provide such information to others who trade Bioceres securities on the basis of information from the insider.

What is “insider information”? Insider information is material non-public information. Insiders cannot buy or sell Bioceres securities based on material non-public information, nor can insiders share such information with others who then trade Bioceres securities on the basis of information from the insider.

What is “material information”? Information is material if there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision. This includes information about changes in management, loss of a client, and a major change in earnings expectations. Materiality is judged in hindsight.

What is “non-public information”? Information is non-public if it is confidential and not publicly available through resources such as newspapers, magazines, company website or company filings.

What does it mean to buy or sell securities “based on” material non-public information? A person buys or sells securities based on material non-public information when he/she trades while in possession of material non-public information.

What is “personal gain”? Personal gain does not have to be measured in money. It includes enhanced reputation and even the act of giving inside information to a person with the expectation that he/she will trade on the information and profit from it.

What is “tipping”? Another way to commit insider trading is tipping. Tipping is when a person gives material inside information to someone else, who then buys or sells securities based on that information. If that happens, both the person who gave the tip and the person who traded based on the tip have committed insider trading. You should therefore not reveal inside information about Bioceres to anyone, unless authorized to for a legitimate business purpose.

What are the punishments for insider trading? You will be subject to corporate disciplinary action and may be terminated. You can be sued by a Bioceres shareholder. In addition, the U.S. Securities and Exchange Commission can sue you for a fine up to three times your profit gained or loss avoided on the trade and an order banning you from the securities industry. The U.S. Department of Justice can also criminally prosecute you, and you can be convicted of a felony. A felony conviction can lead to prison time, fines, and a ban from the securities industry.

Bioceres cannot defend you against an insider-trading allegation. You will have to pay for your own defense, which can be extremely expensive. And the damage to your reputation and the Company’s reputation can be irreparable.

What is a “short sale”? A short sale is when a person agrees to sell someone securities on a specific future date for a specific price. But at the time the agreement is formed, the person does not yet own the securities. Instead, he/she hopes that the securities will go down in value so that he/she can later buy the securities from a third party at a low price, then sell them to the other person on the agreed date at the higher agreed price.

What if I have questions or concerns about trading? If you have any questions about buying or selling Bioceres securities, you may ask the Company’s Chief Financial Officer or Legal Department.

How do I report suspicions of insider trading? If you suspect that a coworker or third party acting on behalf of Bioceres has committed, is committing, or will commit insider trading, you should report it according to Bioceres’ Compliance Reporting Policy. Every person in Bioceres is responsible for helping to ensure that the Company complies with applicable insider-trading laws. Known or suspected violations of applicable insider-trading laws or this Policy should be immediately reported to the Legal Department, according to the Company’s Compliance

Reporting Policy. No one will face any adverse consequence for raising concerns in good faith. You can also make anonymous reports through the Company’s compliance hotline, which can be accessed at: http://www.biocerescrops.com/code-of-ethics.